UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 2)

NSTOR TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, $.05 par value per share

(Title of Class of Securities)

67018N 10 8

(CUSIP Number)

Michael K. McCraw

Pacific Technology Group, Inc.

2901 N. Dallas Parkway, Suite 100

Plano, Texas 75093

(972) 543-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 8, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 67018N 10 8	Page 2 of 7

1.	Name of Reporting Person. S.S. or I.R.S. Identification No. of above person Pacific Technology Group, Inc. 75-2490943

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 25,425,676 8. Shared Voting Power 9. Sole Dispositive Power 25,425,676 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,425,676

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 15.4%

14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 67018N 10 8	Page 3 of 7

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Pacific Technology Services, Inc. 75-2537986

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 9. Sole Dispositive Power 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 18.2%**

14.	Type of Reporting Person (See Instructions) CO

*	As of March 1, 2002, the Issuer granted to the Reporting Person identified above (defined in this Statement as “PTS”) the right and option to purchase up to 30,000,000 newly-issued shares of Common Stock for a purchase price of $.40 per share. (See Item 5(b)(ii) for additional information).
**	This percentage is calculated based on the assumption that PTS exercises its option in respect of 30,000,000 shares of Common Stock and that the Issuer issues such shares to the Reporting Person identified above.

SCHEDULE 13D

CUSIP No. 67018N 10 8	Page 4 of 7

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Pacific USA Holdings Corp. 75-2255876

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 9. Sole Dispositive Power 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,425,676*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 15.4%

14.	Type of Reporting Person (See Instructions) CO

*	The Reporting Person identified above is the parent corporation of Pacific Technology Group, Inc. and Pacific Technology Services, Inc., and, as such, may be deemed to be the beneficial owner of the shares of capital stock referenced in this Statement.

CUSIP No. 67018N 10 8	Page 5 of 7

This Amendment No. 2 amends and supplements the statement on Schedule 13D filed on June 17, 2002, as amended by Amendment No. 1 filed on October 18, 2002, by (i) Pacific Technology Group, Inc., a Nevada corporation (“Pacific Technology”), (ii) Pacific Technology Services, Inc., a Nevada corporation (“PTS”), (iii) Pacific Technology’s and PTS’s parent, Pacific USA Holdings Corp., a Texas corporation (“PUSA”), and (iv) PUSA’s parent corporation, Pacific Electric Wire & Cable Co., Ltd., a Taiwanese corporation (“PEWC” and, collectively with Pacific Technology, PTS, and PUSA, the “Reporting Persons”) (as so amended the “Amended Schedule 13D”). All capitalized terms used but not otherwise defined herein shall have the respective meanings set forth in the Amended Schedule 13D.

Item 4.	Purpose of Transaction

The first paragraph of Item 4 of the Amended Schedule 13D is hereby deleted and replaced in its entirety with the following:

On June 7, 2002, Pacific Technology acquired 22,500,000 shares of the Issuer’s common stock, par value $.05 per share (the “Common Stock”), and 1,000 shares of the Issuer’s Series L Convertible Preferred Stock, par value $.01 per share (the “Preferred Stock”), in exchange for all of the outstanding capital stock of Stonehouse Technologies, Inc., a Texas corporation and wholly-owned subsidiary of PUSA (“Stonehouse”). On October 8, 2002, the Issuer held its annual meeting of shareholders. At such meeting, the shareholders of the Issuer voted upon and approved certain matters, including those discussed more fully in paragraph 3 of Item 4 of the Schedule 13D. As a result, the 1,000 shares of Preferred Stock beneficially owned by Pacific Technology were automatically converted into 4,527,027 shares of Common Stock.

Of the 27,027,027 shares of Common Stock acquired by Pacific Technology 5%, or 1,351,351 shares, were to be transferred to Don Russakoff (or his designees) as compensation for Mr. Russakoff’s services in assisting in the negotiations and facilitating the Stonehouse transaction. In addition, 250,000 shares were to be transferred to John E. Gates (or his designees) as compensation for Mr. Gates’ advisory services in connection with the Stonehouse transaction. These commissions were based on a verbal arrangements between PUSA and Mr. Russakoff and PUSA and Mr. Gates; however, through oversight, this information (the exclusion of the aggregate 1,601,351 shares of Common Stock) was not properly reflected in the Amended Schedule 13D. The Amended Schedule 13D is being amended hereby to reflect the reduced amount of shares of Common Stock held by the Reporting Persons.

Item 5.	Interest in Securities of the Issuer

Paragraph (a) (including subsections (i) and (ii)) of Item 5 is hereby deleted and replaced in its entirety to read as follows:

(a) Pacific Technology directly owns 25,425,676 shares of Common Stock, constituting approximately 15.4% of the outstanding shares of the Common Stock of the Issuer (such percentage, which is rounded to the nearest tenth, is based upon the 165,062,339 shares of Common Stock of the Issuer outstanding as of October 30, 2003, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003.

CUSIP No. 67018N 10 8	Page 6 of 7

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the signatories below certify that the information set forth in this Statement is true, complete, and correct.

PACIFIC TECHNOLOGY GROUP, INC.

By:	/s/ Michael K. McCraw

Michael K. McCraw President

PACIFIC TECHNOLOGY SERVICES, INC.

By:	/s/ Michael K. McCraw

Michael K. McCraw President

PACIFIC USA HOLDINGS CORP.

By:	/s/ Michael K. McCraw

Michael K. McCraw President

Dated: April 1, 2004

CUSIP No. 67018N 10 8	Page 7 of 7

EXHIBIT 1

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned entities hereby agree to file with the Securities and Exchange Commission the Statement of Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

This Agreement of Joint Filing may be executed in counterparts, each of which when so executed shall be deemed to be an original, and all of which together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement of Joint Filing as of April 1, 2004.

PACIFIC TECHNOLOGY GROUP, INC.

By:	/s/ Michael K. McCraw

Michael K. McCraw President

PACIFIC TECHNOLOGY SERVICES, INC.

By:	/s/ Michael K. McCraw

Michael K. McCraw President

PACIFIC USA HOLDINGS CORP.

By:	/s/ Michael K. McCraw

Michael K. McCraw President